SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No.    )*


                              All-Comm Media Corporation
                              __________________________
                                   (Name of Issuer)


                        Common Stock, Par Value $.01 Per Share
                        ______________________________________
                            (Title of Class of Securities)


                                      016627101
                                      _________
                                    (CUSIP Number)

                              Steven I. Weinberger, Esq.
                          Saviano, Tobias & Weinberger, P.C.
                           Three New York Plaza, 12th Floor
                               New York, New York 10004
                                    (212) 509-2080
         ___________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive
                              Notices and Communications)


                                   October 9, 1996
                         ____________________________________
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13(d)-1(b)(3) or (4), check the following box /__/.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement /__ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                 CUSIP No. 016627101
_________________________________________________________________

(1)  Names of Reporting Persons.  S.S.
     Identification Nos. Of Above Persons         Robert Budlow
_________________________________________________________________

(2)  Check the Appropriate Box if a Member        (a)
     of a Group (See Instructions)                (b)
_________________________________________________________________

(3)  SEC Use Only
_________________________________________________________________

(4)  Source of Funds (See Instructions)           OO
_________________________________________________________________

(5)  Check if Disclosure of Legal
     Proceedings is required
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

(6)  Citizenship or Place of Organization         USA
_________________________________________________________________

Number of Shares         (7)  Sole Voting
 Beneficially Owned                Power          599,962
 by Each Reporting       (8)  Shared Voting
 Person With                       Power                0
                         (9)  Sole Disposi-
                                  tive Power      599,962
                         (10) Shared Disposi-
                                  tive Power            0
_________________________________________________________________

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                        599,962
_________________________________________________________________

(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)
_________________________________________________________________

(13) Percent of Class Represented by Amount in
     Row (11)                                     11.6%
_________________________________________________________________

(14) Type of Reporting Person                       IN
_________________________________________________________________

Item 1.   Security and Issuer

          This statement relates to the common stock, par value
$.01 per share, of All-Comm Media Corporation ("All Comm"), whose principal executive offices are located at 400 Corporate Pointe, Culver City, CA 90230.


Item 2.   Identity and Background


     a.   This statement is filed by Robert Budlow.

     b.   Mr. Budlow's business address is c/o Metro Services
          Group, Inc., 333 Seventh Avenue, New York, New York
          10001.

     c.   Mr. Budlow serves as Executive Vice President of Metro
          Services Group, Inc. ("MSGI"), and performs such services at MSGI's offices at 333 Seventh Avenue, New
          York, New York.

     d. During the preceding five years, Mr. Budlow has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. During the preceding five years, Mr. Budlow has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

     f.   Mr. Budlow is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration

          The consideration for Mr. Budlow's acquisition of beneficial ownership of 599,962 shares of All Comm common stock (the "All Comm Shares") consists of 100% of Mr. Budlow's shares of common stock of MSGI. Mr. Budlow acquired the All Comm Shares pursuant to the Agreement and Plan of Merger dated as of October 1, 1996 (the "Merger Agreement"), by and between All Comm, Metro Merger Corp. ("MMC"), MSGI, J. Jeremy Barbera, Robert Budlow and Janet Sautkulis. The Merger Agreement contemplates, among other things, that MMC merge with and into MSGI (the "Merger") and that the shareholders of MSGI exchange their shares of MSGI common stock for shares of All Comm common stock and All Comm promissory notes convertible into shares of All Comm common stock. The transactions contemplated by the Merger Agreement were consummated on October 9, 1996.



Item 4.   Purpose of Transaction

          The purposes of the Merger are to permit All Comm to acquire ownership of MSGI and to permit the former shareholders of MSGI to acquire shares of All Comm, a publicly-held company, and participate in the business and future prospects of All Comm, including those of its consolidated subsidiaries. Mr. Budlow has acquired the All Comm Shares for investment purposes.

          In connection with the Merger, All Comm has agreed that Mr. Budlow and Jeremy Barbera (an officer and principal shareholder of MSGI prior to the Merger) will serve as executive officers of All Comm and MSGI for a period of at least three years, and, subject to certain contingencies, control the board of directors of MSGI for a period of up to seven years.


Item 5.   Interest In Securities of the Issuer

     a. Robert Budlow beneficially owns 599,962 shares, or 11.62%, of All Comm's outstanding common stock (based upon 5,105,407 shares of All Comm common stock outstanding on October 10, 1996, plus 55,762 shares issuable to Mr. Barbera in the event of conversion into common stock of the All Comm promissory note issued to him in connection with the Merger).

     b. Mr. Budlow has the sole right to vote, direct the vote, dispose of and/or direct the disposition of, all of the shares identified in paragraph (a) of this Item 5.

     c. Mr. Budlow has effected no transactions in All Comm's securities during the preceding 60 days.

     d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the All Comm shares which are the subject of this statement.

     e.   Not applicable.



Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          The agreements between Robert Budlow and any other person with respect to any securities of All Comm are the Merger Agreement and the documents executed in connection therewith (see Items 3 and 4, above), pursuant to which Mr. Budlow may participate, along with other employees of MSGI, in All Comm's incentive stock option plan, to the extent, if any, determined by the All Comm stock option committee. In addition, Mr. Budlow has been granted certain demand and piggyback registration rights with respect to his shares of All-Comm common stock.



Item 7.   Material to be Filed as Exhibits

     a. Agreement and Plan of Merger dated as of October 1, 1996 by and between All-Comm Media Corp., Metro Merger
          Corp. Metro Services Group, Inc., J. Jeremy Barbera,
          Robert Budlow and Janet Sautkulis. (FN 1)


     After reasonable inquiry and to the best of my own knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:          October 18, 1996



Signature:     Robert Budlow



Name:          Robert Budlow








______________________
FN 1:     Incorporated by reference to Exhibit 2.1 to the Form 8-KSB of
All-Comm Media Corporation dated October 11, 1996 (File No. 33-59849).